UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42370

MEGA MATRIX INC.

Level 21, 88 Market Street

CapitaSpring

Singapore 048948

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Resignation of Ms. Siyuan Zhu

On October 14, 2025, Ms. Siyuan Zhu notified the Board of Directors (the “Board”) of Mega Matrix Inc. (the “Company”) of her decision to resign from any and all positions on the Board (including any committees thereof), effective as of the same date.

Ms. Zhu’s resignation is for personal reasons and not due to any disagreement with the Company’s management team or the Company’s Board on any matter relating to the operations, policies or practices of the Company or any issues regarding the Company’s accounting policies or practices.

Appointment of Dr. Yunhao Chen

On October 14 2025, as a result of Ms. Zhu’s departure, the Board appointed Dr. Yunhao Chen as an independent director of the Board, a member of the Compensation Committee and Audit Committee, and chairperson of the Audit Committee, effective immediately.

Dr. Yunhao Chen, currently serves as the Chief Financial Officer of Massimo Group since May 2023 and its director since April 2024, where she led the company through its IPO process and directs and manages its financial reporting and capital market functions. Prior to joining Massimo, Dr. Chen served as the Chief Financial Officer of Dogness International Corporation, where she had served similar roles and successfully executed several private placements. Dr. Chen, as the Chief Financial Officer, has extensive knowledge and experience with U.S. GAAP and SEC reporting and compliance requirements. As part of her experience, she has conducted analyses and research regarding a large amount of formal filings of SEC registrants, with focuses on financial disclosure, capital market anomaly, business valuation, internal control and auditing, corporate tax avoidance, and earnings-returns relation. With a Ph.D. in Accounting and an MBA in Finance and MIS from the University of Minnesota, and a BE degree from University of International Business and Economics of China, Dr. Chen has been active in academia. From 2007 to 2014, she served as a faculty member at the University of Miami and Florida International University. In addition, from 2011 until 2023, she has been teaching courses at the Healthcare MBA program at Southern Medical University in China. Dr. Chen has also published research results in both accounting and finance journals, such as Financial Management, the Journal of American Tax Association, and the Journal of Information System. Dr. Chen also serves on the boards of several public firms.

In connection with Dr. Chen’s appointment, the Company entered into a standard independent director agreement and a standard indemnification agreement with Dr. Chen on October 15, 2025. Under the standard independent director agreement, Dr. Chen will receive annual cash compensation of $36,000 and a grant of 24,000 restricted share units, which will vest quarterly commencing on December 31, 2025, plus reimbursement of expenses. Under the indemnification agreement, the Company has agreed to indemnify Dr. Chen against any and all expenses incurred in connection with her service as a director.

The foregoing summaries of the independent director agreement and indemnification agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, filed as Exhibits 10.1 and 10.2 to this Form 6-K.

Except as disclosed in this Report, there are no arrangements or understandings with any other person pursuant to which Dr. Chen was appointed as a director of the Board of the Company. There are also no family relationships between Dr. Chen and any of the Company’s directors or executive officers. Except as disclosed in this Report, Dr. Chen has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Incorporation by Reference

This report, including exhibits 10.1 and 10.2, shall be deemed to be  incorporated by reference in the registration statements on  Form S-8 (File No. 333-277227), Form F-3 (File No. 333-283739), Form S-8 (File No. 333-289715), and Form F-3 (File No. 333-290026), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit No.	Description of Document
10.1	Form of Standard Indemnification Agreement (Incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K filed with the Commission on June 30, 2025)
10.2	Form of Standard Independent Director Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mega Matrix Inc.

	By:	/s/ Yucheng Hu
Yucheng Hu
Chief Executive Officer

Dated: October 15, 2025

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